November 25, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Titan Acquisition Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted March 5, 2024

CIK No. 0002009183

Ladies and Gentlemen:

On behalf of our client, Titan Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 19, 2024, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted to the Commission on March 5, 2024.

The Company is concurrently filing via EDGAR Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

If our initial business combination involves a company organized under the laws of a state of the United States . . . , page 32

1.	We note your response to prior comment 4. In light of your statement that the imposition of the excise tax could "reduce the amount of cash available to pay redemptions," please clarify whether the proceeds placed in the trust account and the interest earned thereon will be used to pay for the excise tax if such a tax were to be imposed on you. In this regard, we note your disclosure on the cover page that the proceeds placed in the trust account and the interest earned thereon "shall not be used to pay for possible excise tax."

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 42 to address the Staff’s comment.

If we are deemed to be an unregistered investment company . . . , page 39

2.	We note your revisions made in response to prior comment 5. As requested in the comment, please also add that that if you are required to wind down your operations as a result of being deemed to be an investment company, investors will lose any price appreciation in the combined company.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 50 and 51 to address the Staff’s comment.

Notes to Financial Statement

Note 7. Shareholder’s Equity

Warrants, page F-14

3.	We note your response to prior comment 11. According to your disclosure on page F-11, “The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.” This provision may potentially adjust the settlement amount, based on the characteristics of the warrant holder. Accordingly, please tell us how you determined this settlement provision was within the criteria of ASC 815- 40-15-7E and provide us with your analysis.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure page F-13 to address the Staff’s comment. Private warrants contain the same settlement provisions as public warrants i.e. Private warrants do not contain any provisions that change the settlement depending on the holder of the warrants. The Private Placement Warrants are identical to the Public Warrants except that Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship